UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                            nStor Technologies, Inc.
                            ------------------------
                                (Name of Issuer)

                                  Common Stock
       -------------------------------------------------------------------
                         (Title of Class of Securities)

                                  449-684-10-91
                                 --------------
                                 (CUSIP Number)

                        Mr. H. Irwin Levy, Vice Chairman
                            nStor Technologies, Inc.
         100 Century Boulevard, West Palm Beach, FL 33417, 561/640-3100
       -------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                November 20, 2001
       -------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 449-684-10-91
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      ###-##-####
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
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3     SEC USE ONLY

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4     SOURCE OF FUNDS*

      PF
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
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                  7     SOLE VOTING POWER

                        52,077,844
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            0
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               42,077,844
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      52,077,844
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      45%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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

      Item 1. Security and Issuer.

      The class of equity securities to which this Schedule 13D relates is the shares of common stock .05 par value per share (the "Shares") of nStor Technologies, Inc. (the "Company"). The principal executive offices of nStor Technologies, Inc. is located at 100 Century Boulevard, West Palm Beach, FL 33417.

      Item 2. Identity and Background.

      This statement is being filed by Maurice A. Halperin. My business address is 17890 Deauville Lane, Boca Raton, FL 33496. I am a private investor. During the last five years, I have not been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) and I have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in my being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. I am a citizen of the United States.

      Item 3. Source and Amount of Funds or Other Consideration.

      The source of the funds for the purchase of the Shares was my personal funds. The total amount of money used to purchase the Shares is $12,769,747.

      Item 4. Purpose of Transaction.

      This Amendment No. 4 to my Schedule 13D is being filed to report updated information regarding my intent to acquire a controlling interest in the Company. In Amendment No. 3 I reported that my purpose for acquiring Shares included obtaining a controlling interest, as well as investment. The terms and conditions under which I would require a controlling interest were discussed in Amendment No. 3, as set forth in a letter of proposal dated August 29, 2001. Amendment No. 3 was filed on September 6, 2001.

      The transaction proposed in my letter to the Company of August 29, 2001 closed on November 20, 2001. The parties to the transaction were nStor, Halco Investments, L.C. ("Halco") and me. Halco is a Florida limited liability company. I am the sole managing member and own a 99% membership interest in Halco . Under the terms of a Preferred Stock Purchase Agreement (the "Agreement") dated November 20, 2001 by and between the Company, Halco and me, Halco acquired 8,970 shares of Series K Preferred Stock of the Company. The Series K Preferred Stock is convertible into 39 million shares of the Company's common stock provided certain conditions subsequent are satisfied, as discussed below. Halco paid $8,969,889 for the Series K Preferred Stock. The Series K Preferred Stock has a conversion price into common stock of approximately $.23 per share. The $8,969,889 was paid as follows:

      1. Application of a total of $1,857,442 of promissory notes held by Halco for loans to the Company;


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

      2. A cash payment of $1,000,000; and

      3. The transfer to the Company of freely tradable, marketable securities with a value as of the market close on November 19, 2001 of $6,112,457.

      In addition to the above consideration, Halco had made loans to the Company of an additional $3,100,000 which was not applied to the purchase of Series K Preferred Stock. The Company issued Halco a promissory note dated November 20, 2001 for the $3,100,000. This promissory note included interest at 8% per year on the $3,100,000, plus 8% interest on all of the other loans which were applied to the purchase of the Series K Preferred Stock. The total amount of the accrued interest as of the closing was $81,000. This amount was paid to Halco at the closing.

      Under the terms of the Agreement, proxies totaling 27,342,000 voting shares were delivered to H. Irwin Levy, the Company's Vice Chairman. The proxies will be voted in favor of an amendment to the Company's Articles of Incorporation to increase the number of authorized common shares and the consummation of the transactions contemplated by the Agreement. In addition, Mr. Levy executed and delivered to Halco a letter agreement wherein he agreed to vote all the shares of common stock and preferred stock represented by the proxy and all shares of common stock and preferred stock owned or controlled by him or his affiliates in favor of the matters to be considered at the shareholders' meeting. The Agreement provides that Mr. Levy, upon shareholder approval, shall convert $300,000 in debt owned to him by the Company to common stock and that all holders of shares of preferred stock other than W. David Sykes or any affiliates of Mr. Sykes will convert their common stock to preferred stock upon formal shareholder approval of the transaction. The Agreement also provides that, following shareholder approval, an additional 17,007,000 common shares shall be issued to Mr. Levy and the preferred shareholders in consideration for Mr. Levy converting debt to equity and the preferred shareholders converting their preferred to common stock. The additional shares include dividend shares that the preferred stockholders would have been entitled to receive.

      The transaction contemplated by the Agreement is subject to the satisfaction of several conditions following the closing. These conditions are the following:

            1. The transactions contemplated by the Agreement shall have been approved by the Company's shareholders.

            2. The Company's shareholders shall have approved an amendment to the Company's Charter increasing the number of authorized shares of common stock from 75,000,000 to 200,000,000 to permit the issuance of the common stock upon conversion of the Series K Preferred Stock.

            3. The Company shall have used its best efforts to register with the SEC on a Form 3 Registration Statement all of the 39,000,000 shares of common stock to be issued upon conversion of the Series K Preferred Stock.

            4. Following shareholder approval, Michael Wise and Bernard Green will resign as directors and the Board of Directors will appoint three persons designated by Halco, Mariano L. Cueva, Jeffrey W. Kleiman and Robert S. Gottdenfen as directors to serve as directors until the next annual meeting of shareholders or until their earlier death, resignation or removal. (I was appointed a director in August 2001)

            5. Upon shareholder approval, H. Irwin Levy shall cause 10,000,000 shares of common stock which he has the power to vote to be deposited in a voting trust in favor of Halco on terms mutually agreed upon by Mr. Levy and Halco.

      After shareholder approval, there will be seven directors. I will control four of the seven. The Agreement provides that, after shareholder approval I will own, through Halco, 39,000,000 shares upon conversion of the Series K Preferred Stock plus the 3,077,844 shares Halco already owns, or a total of 42,077,844. In addition, I will have the power to vote on behalf of Halco, through a voting trust, 10,000,000 shares. My beneficial ownership following shareholder approval will be approximately 45%.

      Item 5. Interest in Securities of the Issuer.

      I have the sole power to dispose of 42,077,844 Shares. I have the power to vote 52,077,844 Shares. There is no shared power to vote these shares. On October 29, 2001, I gifted 114,600 Shares to the Halperin Foundation.

      Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      The Agreement of November 20, 2001 describes the arrangements and understandings between me and the Company regarding the transferring of voting of any securities, loans to the Company and the giving of proxies. The terms and conditions of that Agreement are described in detail in Item 4, which is incorporated by reference and restated in response to Item 6.

      Item 7. Material to be Filed as Exhibits.

      The following documents attached as exhibits to nStor Technologies, Inc.'s Form 8-K filed on November 28, 2001 are incorporated by reference herein:

            1. Preferred Stock Purchase Agreement dated November 20, 2001 by and between nStor Technologies, Inc., Halco Investments, L.C. and Maurice A. Halperin;

            2. Certificate of Designation of Series K convertible preferred stock of nStor Technologies, Inc. dated November 19, 2001;

            3. nStor Technologies, Inc. 8% subordinated promissory note in the principal amount of $3,100,000 dated November 20, 2001, Halco Investments, L.C., Holder; and


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

            4. Registration Rights Agreement between nStor Technologies, Inc. and Halco Investments, L.C. dated November 20, 2001.

                                    Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

DATE: November 28, 2001


/S/ Maurice A. Halperin
-----------------------------------------
Signature

Maurice A. Halperin
-----------------------------------------
Name and Title

      The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).


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